Exhibit 99.2

ASX Announcement (ASX: SEA)	25 January 2019

MD/CEO Employment Agreement Extension

Sundance Energy Australia Limited (ASX: SEA) (the “Company”) is pleased to announce that Chief Executive Officer and Managing Director Eric McCrady has agreed to an extension of his Employment Agreement.

Eric and the Company have agreed to a further three-year Employment Agreement, extending his Employment Agreement to 2 January 2022.

Chairman Mike Hannell said, “The Board is pleased to implement another three-year term, and is looking forward to Eric’s continued strong leadership of the Company”.

His base salary is currently US$485,000 per annum, and is subject to annual review by the Board.  He remains entitled to participate in the Company’s Executive Incentive Compensation Plan.

Apart from the new term there are no changes to the terms and conditions of Eric’s new Employment Agreement.  Details of his remuneration and other material terms and conditions are shown in the Company’s latest Annual Report.

This announcement is made by the Company pursuant to ASX Listing Rule 3.16.4.

For further information please contact:

Mike Hannell
Chairman
+61 8 418 834 957

633 17th Street	Ground Floor
Suite 1950	28 Greenhill Road
Denver, CO 80202	Wayville SA 5034
United States	Australia

303.543.5700 [o]	+61 8 8274 2128 [o]
303.543.5701 [f]
www.sundanceenergy.net	www.sundanceenergy.com.au